FOR IMMEDIATE RELEASE

MADECO PROCEEDED TO PREPAY ALL THE CREDIT RESCHEDULING AGREEMENTS

SUSCRIBED WITH BANKS ON DEC. 18, 2002

(Santiago, CHILE, September 5, 2005) Madeco S.A. ("Madeco" or "the Company") (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS"):

On September 5, 2005, Madeco proceeded to prepay all the Credit Rescheduling Agreements subscribed by the Company with its creditor banks on December 18, 2002, for amounts of approximately UF 2,700,000 and approximately US$4,400,000 respectively with regard to which ample information was provided earlier.

For the above, the Company subscribed a Short Term Credit Contract with the BBVA Bank on this day, which may be restructured in the long term or paid with part of the funds originating from the capital increase.

With the prepayment of the Credit Rescheduling Agreement, the financial expenses will be reduced and the Company will be free from all the restrictions that these agreements imposed on it as regards the carrying out of its operational management and future investments.

Santiago, 05 September 2005

Tiberio Dall'Olio

Chief Executive Officer

MADECO S.A.

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. Madeco is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.

For further information contact:

Sergio Dussaillant Ch.

Investor Relations

Tel : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : sdc@madeco.cl

Web Site : www.madeco.cl